SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                October 23, 2002


                                  ENDESA, S.A.
             (Exact name of registrant as specified in its charter)


                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                              Form 20-F X Form 40-F

                Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is
                 also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                    Yes No X

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


                                                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        ENDESA, S.A.

Dated: October 23, 2002            By:________________________
                                      Name: Jacinto Pariente
                                      Title: Manager of North America
                                      Investor Relations


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Endesa Cogeneracion y Renovables Begins Operating 99 MW Wind Parks in Soria -
Spain -

     NEW YORK--Oct. 23, 2002--Endesa Cogeneracion y Renovables S.A., through its 33.8% owned affiliate Compania Eolica Tierras Altas, S.A. (CETASA), has started operations of the 99 MW Magana wind farm in Soria (northern Spain).
     Endesa Cogeneracion y Renovables, S.A. will be charged with the management of the company as well as with the technical advice and assistance and the relationship with public and financial institutions.
     With this new wind park Cogeneracion y Renovables, S.A. increases its wind-powered capacity to 712 MW.
     For additional information please contact Jacinto Pariente, North America Investor Relations Officer Phone # 212 750 7200 jpariente@endesa.es


    CONTACT: ENDESA
             North America Investor Relations Officer
             Jacinto Pariente, 212/750-7200
             jpariente@endesa.es